UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 05, 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:   Interim Management Statement

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date       May 05, 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director

INTERIM MANAGEMENT STATEMENT

Overview

CRH plc, the international building materials group, is issuing this Interim Management Statement, which is in accordance with the reporting requirements of the EU Transparency Directive, in advance of its Annual General Meeting which is being held today at 11.00 am in Dublin.

As we indicated with our preliminary 2009 results in early March, trading in January and February was particularly difficult because of exceptionally harsh winter weather conditions in Northern Europe and North America. As a result Group like-for-like sales for the first two months of 2010 fell by 23.5% compared with 2009. More normal seasonal weather patterns in March and April together with a rebound from the very depressed activity levels of prior months saw a combined like-for-like sales decline of 7% for these months resulting in a reduction of approximately 14% for the first four months of the year. Based on the March/April trends we anticipate that the cumulative sales decline will continue to moderate over the coming months and we currently expect that like-for-like sales for the first half of 2010 will be approximately 10% below first half 2009 with an expected high-teen percentage decline at EBITDA level (2009: €0.65 billion).

While newsflow relating to European economies continues to be mixed with heightened concerns relating to fiscal deficits in a number of countries, economic growth indicators pertaining to the United States, which accounts for roughly half of CRH's EBITDA, are more positive.  With this background and with ongoing improvements in the rate of cumulative sales declines, benefits from cost reduction measures, and lower restructuring costs (€131 million in the second half of 2009) we expect that EBITDA in the seasonally more important second half will be ahead of last year (2009: €1.15 billion).

Europe

Europe Materials which was adversely affected by the exceptionally harsh conditions in the early months of 2010 has seen improvements over recent months. In Poland and Finland our cement volumes, which declined by approximately 40% and 10% respectively in January/February, were by end-April in line with 2009 levels. Our Swiss operations have continued to benefit from major tunnel projects which were unaffected by weather conditions, resulting in volumes ahead of 2009. In Portugal, domestic cement sales to date are approximately 8% lower than last year. While demand in Ireland and Ukraine has picked up somewhat in recent months construction activity continues to run well below 2009 levels. The sharp volume declines early in the year across the Division have contributed to a generally more competitive pricing environment; however, our energy input costs on a per unit basis have remained similar to last year's levels and we are benefiting from a higher level of alternative fuel usage across our cement operations.

Europe Products experienced a like-for-like sales decline of approximately 30% through January and February. Sales in March and April have continued to lag 2009 although to a much lesser extent than in earlier months and cumulative sales to end April were approximately 17% behind 2009. Our Concrete Products operations, which are heavily reliant on outdoor working conditions, were most affected by adverse early weather conditions and weaker non-residential construction activity. In contrast year-to-date sales in our Clay Products business are similar to 2009 with weaker demand in Mainland European markets offset by a strong uplift in UK clay brick demand.

Once again sales in CRH's Europe Distribution businesses proved more robust than in Products operations due to higher repair, maintenance and improvement (RMI) exposure. A cumulative like-for-like sales decline of 17% to end February had by end-April reduced to approximately 12%.

Overall, our European operations have seen a like-for-like sales decline of 23% for January/February moderate to a cumulative decline of approximately 14% for the first four months. We expect that the coming months will see a continuing improvement in comparisons versus prior year particularly in our Materials operations in Poland and Finland which have experienced a good recovery in overall demand following a harsh winter.

Americas

In Americas Materials, poor weather in the normally temperate southern states impacted volumes particularly in asphalt in the early part of the year. However, with more normal weather conditions since mid-March, activity levels have improved significantly and April volumes were ahead of 2009 levels. For the year to date, like-for-like aggregates volumes excluding acquisitions declined by 7%, while asphalt volumes were down 19% and readymixed concrete volumes fell by 10%. A pick-up in contract lettings following extension of the expiring SAFETEA-LU Federal Highway Funding programme to the end of 2010 combined with higher activity under the American Recovery and Investment Act has resulted in a stronger order backlog than at this point in 2009.

Americas Products saw continuing declines in US non-residential construction through the first four months of the year exacerbated by adverse weather conditions. An overall January/February sales decline in US$ of approximately 25% moderated progressively in March and April as weather conditions normalised and strong Homecenter channel demand for patio products, bagged stone and mulch boosted activity levels in Architectural Products. Like-for-like US$ sales in our Products activities for the first four months were down approximately 13% on the equivalent period in 2009.

Americas Distribution's Exterior Products (roofing and siding) operations were also hit by poor early weather with sales in January and February falling by approximately 18%. However, more normal weather conditions in March and April saw improved residential replacement activity with sales for these months in line with 2009 to give a year-to-date sales decline of approximately 6%. Interior Products (wallboard, steel studs and acoustical ceiling systems), which is largely dependent on new commercial construction activity, saw sales decline by approximately 27% for the first four months.  Total January to April Distribution sales were approximately 15% behind 2009.

Overall, our Americas operations have seen a like-for-like US$ sales decline of approximately 25% for January/February moderate to a cumulative decline of 14% for the first four months. While we expect that challenging trading conditions in non-residential markets will continue, recent improving trends in residential RMI activity levels suggest that the broader housing market is close to bottom. We anticipate a good pick up in infrastructure activity in the coming months and look to a strong performance from our Materials operations in the more important second half trading period.

CRH will issue a trading statement and development update for the six months ending 30 June 2010 on Wednesday 7 July 2010.

This interim management statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this management statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee, Chief Executive

Glenn Culpepper, Finance Director

Eimear O'Flynn, Head of Investor Relations

Maeve Carton, Head of Group Finance